



Antony Cousins · 2nd

Chief Executive Officer at Factmata

Talks about #communications, #disinformation, #misinformation, and #artificialintelligence

Barnet, England, United Kingdom ·

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1,771 followers

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 **Factmata**

CIPR **Chartered Institute of Public Relations**

Activity

1,771 followers

 **Pound for pound I think the UK startups fueling this growth have a more recognised voice internationally in part due to...**

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 **For anyone that's curious as to the benefits of Narrative Monitoring, have a quick read of this. We have the technolo...**

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 **Nice to be recognised! Well done to the Factmata team on their efforts to get our product suite to the level it's at toda...**

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Thanks Jim James for the opportunity to talk at length about the role of #PR, and everyone, in the fight for a better qualit...

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It's so easy to get lost in the mess of mentions - but I do love dropping into Factmata to see what narratives we've...

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This is sorely needed. The 'hollowing out' of local newsrooms is a real threat to the overall effectiveness of our media as a...

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About

Technology leader with broad experience across communications, PR, AI and developing cultural, behavioural and digital transformation propositions and strategies. I thrive on fast pace and high pressure and enjoy working c ... see more

Experience



Factmata

5 mos

Chief Executive Officer
Full-time
Apr 2021 – Present · 3 mos
London, England, United Kingdom

Factmata uses AI to go beyond sentiment analysis and mentions to show you what's really being said about a brand or topic, so you can act faster and smarter to counter misinformation, disinformation and fake news before it becomes 'fact'.

Joint CEO
Freelance
Feb 2021 – Apr 2021 · 3 mos
London, England, United Kingdom



Director Of Operations

Talent Clouds · Full-time

Feb 2020 – Apr 2021 · 1 yr 3 mos

London, United Kingdom



ProFinda

5 yrs 9 mos

Chief Of Staff

Jan 2019 – Feb 2020 · 1 yr 2 mos
London, United Kingdom

Responsible for overseeing Pre-Sale, Product, Development, Implementation, Innovation, Data and Customer Success functions at ProFinda.

Director of Customer Success

Jun 2014 – Jan 2019 · 4 yrs 8 mos
London, United Kingdom

Setting the Customer Success strategy and developing the business processes to support successful pre-sale value proposition development, implementation and adoption of ProFinda by our customers. Specifically by ensurin …see more

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Communications Manager

Cabinet Office · Full-time

Dec 2013 – May 2014 · 6 mos
London, United Kingdom

Setting internal engagement strategy to support the successful implementation of the Civil Service Reform change programme across all of UK Government with over 600,000 internal stakeholders. …see more

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Strategic Communications Manager

British Army

May 2013 – Dec 2013 · 8 mos
Joint Force HQ Rheindahlen (Germany)

Responsible for developing and implementing a communications strategy that aligns all internal and external engagement activity with the overarching objectives of British Forces in Germany. This includes the drawdown an …see more

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Education



Chartered Institute of Public Relations

CIPR Diploma in Internal Communications,
Business/Corporate Communications, Merit
2014 – 2014

Masters level Diploma in Internal Communications delivered
by The PR Academy and awarded by CIPR. My dissertation
focused on Enterprise Social Networks.

Licenses & certifications



Accredited Public Relations Practitioner

Chartered Institute of Public Relations
Issued Sep 2014 · No Expiration Date

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Customer Success Management

Gainsight
Issued Aug 2014 · No Expiration Date
Credential ID UC-TRV3YBXY

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Managing Successful Programmes (MSP) - Practitioner

APMG-International
Issued Aug 2012 · No Expiration Date
Credential ID 053567

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Volunteer experience

Chair of the Greater London Group

CIPR – Chartered Institute of Public Relations
Jan 2016 – Present · 5 yrs 6 mos
Education

I chair the committee of the Greater London Group, where I'm responsible for bringing together a plan that engages 3,000 London-based members of the Chartered Institute of Public Relations across all industries and sector specialisms and encourages them to develop their professional skills. We also reach out to over 10,000 more PR, Marketing and communications specialists on social media to bring them closer to the CIPR.



